EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY CORPORATION

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Three Months
	Ended March 31,	Years Ended December 31,
(in millions)	2014	2013	2012 (a)	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(b)	$(257)	$3,787	$2,291	$2,297	$2,097	$1,770
Fixed charges	460	1,886	1,510	1,057	1,045	892
Distributed income of equity investees	34	109	151	149	111	82
Deduct:
Preferred dividend requirements of subsidiaries	―	―	3	―	―	―
Interest capitalized	21	214	177	166	168	102
Total earnings	$216	$5,568	$3,772	$3,337	$3,085	$2,642

Fixed charges:
Interest on debt, including capitalized portions	$427	$1,760	$1,420	$1,026	$1,008	$853
Estimate of interest within rental expense	33	126	87	31	37	39
Preferred dividend requirements	―	―	3	―	―	―
Total fixed charges	$460	$1,886	$1,510	$1,057	$1,045	$892
Ratio of earnings to fixed charges	0.5(d)	3.0	2.5	3.2	3.0	3.0
Ratio of earnings to fixed charges and preferred dividends combined(c)	0.5(d)	3.0	2.5	3.2	3.0	3.0

(a)	Includes the results of Progress Energy, Inc. beginning on July 2, 2012
(b)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(c)	For all periods presented, Duke Energy Corporation had no preferred stock outstanding
(d)	The earnings to fixed charges ratio was negatively impacted by a pre-tax impairment charge of $1,382 million related to the plan to dispose of the Midwest Generation business.